Exhibit 14

STANDARD INDUSTRIES ANNOUNCES BOB PATEL

TO JOIN AS CEO OF W. R. GRACE

Appointment to Take Effect January 2022

Brings Over 30 Years of Experience Transforming

Industrial Businesses

(August 31, 2021, NEW YORK, N.Y.)—Standard Industries Holdings (“Standard”), a privately-held global industrial company, today announced, in anticipation of the closing of its acquisition of W. R. Grace (“Grace”), that Bhavesh V. (Bob) Patel will join the company as CEO of Grace, effective January 2022.

“We’re thrilled to welcome Bob to the Standard family as CEO of W. R. Grace,” said David Winter and David Millstone, Co-CEOs of Standard Industries. “Bob has for decades been a visionary leader in the industry, with a record of transforming businesses to achieve robust, sustainable growth. He has proven himself to be the right person to lead Grace’s exceptional team and help architect Standard’s investment in the advanced materials space. He will be instrumental in taking Grace into its next chapter as we ensure a seamless transition post-close and embark on an ambitious growth strategy.”

Patel will join Standard from LyondellBasell, where he has served as Chief Executive Officer since 2015 and led a period of extraordinary growth for the company. From 2010 to 2014, Patel led significant restructuring efforts in both the U.S. and Europe to optimize the company’s cost structure and geographic footprint. Throughout his time at LyondellBasell, he significantly increased earnings power through a number of strategic investments—including acquiring A. Schulman and building world-scale manufacturing facilities—and greatly expanded the company’s sustainability initiatives. During his tenure, LyondellBasell was named to Fortune Magazine’s “World’s Most Admired Companies” list for four years in a row. Prior to joining LyondellBasell in 2010, Patel spent 20 years at Chevron Phillips Chemical Co., where he held positions in manufacturing and led several businesses in the U.S. and Asia.

“It’s a privilege to join Standard Industries and to be asked to lead W. R. Grace through its next chapter,” Patel said. “Grace is an iconic company and a fundamentally strong business driven by its exceptionally talented employees. I look forward to working with the leadership team at Grace to take the company to new heights.”

Patel will succeed Hudson La Force, who has served as CEO of Grace since 2018. Under La Force’s leadership, Grace has made significant investments to deliver higher growth in its catalysts and materials businesses. La Force will continue as CEO until the end of the year and will join Standard’s advisory board in January 2022.

“Hudson is an exemplary leader who has been instrumental in building Grace into the leading global chemicals business it is today. We appreciate his continued service as CEO through the end of the year and are excited to welcome him to Standard’s advisory board,” said Winter and Millstone.

About Standard Industries:

Standard Industries is a privately-held global industrial company operating in over 80 countries with over 15,000 employees. The Standard ecosystem spans a broad array of holdings, technologies and investments—including both public and private companies from early to late-stage—as well as world-class building materials assets and next-generation solar solutions. Throughout its 140-year history, Standard has leveraged its deep industry expertise and vision to create outsize value across its businesses, which today include operating companies GAF, BMI, Siplast, GAF Energy, Schiedel and SGI, as well as related businesses 40 North, a multi-billion-dollar investment platform, 40 North Ventures and Winter Properties.

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Media Contacts:

Patrick Ryan

Edelman

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Josh Hochberg

Edelman

917-848-7194

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Beth Kseniak

Standard Industries

917-509-7031

beth.kseniak@standardindustries.com